 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated January 24, 2019, announcing the Company's financial results for the fourth quarter ended December 31, 2018.

The information contained in this Report on Form 6-K, except for the commentary of the Company's Chief Executive Officer and the section entitled "Conference Call" contained in Exhibit 99.1, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-210849) that was filed with the U.S. Securities and Exchange Commission effective April 21, 2016.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: January 25, 2019

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Regulated information Thursday 24 January 2019 – 08.00 a.m. CET _________________________________

EURONAV ANNOUNCES FOURTH QUARTER RESULTS 2018
HIGHLIGHTS

•	Return of strong freight rate market during quarter – highest in two years
•	Strong start of the year 2019
•	Negative fleet growth for VLCC sector for calendar 2018
•	Further fleet rejuvenation with sale of Suezmax Felicity for offshore project
•	Share buyback creating long term value for shareholders

ANTWERP, Belgium, 24 January 2019 – Euronav NV (NYSE: EURN & Euronext: EURN) ("Euronav" or the "Company") today reported its non-audited financial results for the fourth quarter of 2018 ended December 31, 2018.

Paddy Rodgers, CEO of Euronav said: The VLCC trading performance in Q4 2018 gives an important signal on the structure of the large crude tanker market. VLCC freight rates trading at rates not seen in the last two years demonstrate an already tight balance between tanker demand and supply.  The factors impacting the crude tanker market are very dynamic and likely to remain so for the foreseeable future. The fundamentals such as oil demand, ton mile expansion and vessel supply remain on an improving trajectory that should be reflected in a healthy rate environment".

The most important key figures (unaudited) are:

(in thousands of USD)	Fourth Quarter 2018	Fourth Quarter 2017	Full Year 2018	Full Year 2017

Revenue	236,107	117,978	600,024	513,368
Other operating income	1,237	1,020	4,775	4,902

Voyage expenses and commissions	(44,492)	(14,257)	(141,416)	(62,035)
Vessel operating expenses	(53,812)	(33,952)	(185,792)	(150,427)
Charter hire expenses	(7,844)	(7,844)	(31,114)	(31,173)
General and administrative expenses	(16,008)	(13,736)	(66,263)	(46,868)
Net gain (loss) on disposal of tangible assets	(237)	36,518	18,865	15,511
Impairment on non-current assets held for sale	(2,995)	−	(2,995)	−
Depreciation	(78,483)	(56,427)	(270,693)	(229,872)

Net finance expenses	(23,828)	(12,059)	(74,389)	(43,463)
Bargain purchase	(13,202)	−	23,059	−
Share of profit (loss) of equity accounted investees	3,563	2,053	15,856	30,082
Result before taxation	6	19,294	(110,083)	25

Tax benefit (expense)	91	61	(169)	1,358
Profit (loss) for the period	97	19,355	(110,252)	1,383

Attributable to: Owners of the company	97	19,355	(110,252)	1,383

PRESS RELEASE Regulated information Thursday 24 January 2019 – 08.00 a.m. CET _________________________________

The contribution to the result is as follows:

(in thousands of USD)	Fourth Quarter 2018	Fourth Quarter 2017	Full Year 2018	Full Year 2017

Tankers	(3,466)	17,499	(126,112)	(28,485)
FSO	3,563	1,856	15,860	29,868
Result after taxation	97	19,355	(110,252)	1,383

Information per share:

(in USD per share)	Fourth Quarter 2018	Fourth Quarter 2017	Full Year 2018	Full Year 2017

Weighted average number of shares (basic) *	218,999,367	158,166,534	191,994,398	158,166,534
Result after taxation	0.00	0.12	(0.57)	0.01

* The number of shares issued on 31 December 2018 is 220,024,713.

EBITDA reconciliation (unaudited):

(in thousands of USD)	Fourth Quarter 2018	Fourth Quarter 2017	Full Year 2018	Full Year 2017

Profit (loss) for the period	97	19,355	(110,252)	1,383
+ Depreciation	78,483	56,427	270,693	229,872
+ Net finance expenses	23,828	12,059	74,389	43,463
+ Tax expense (benefit)	(91)	(61)	169	(1,358)
EBITDA	102,317	87,780	234,999	273,360

+ Depreciation equity accounted investees	4,555	4,555	18,071	18,071
+ Net finance expenses equity accounted investees	1,318	(14)	3,635	829
+ Tax expense (benefit) equity accounted investees	354	3,365	1,598	1,488
Proportionate EBITDA	108,544	95,686	258,303	293,748

Proportionate EBITDA per share:

(in USD per share)	Fourth Quarter 2018	Fourth Quarter 2017	Full Year 2018	Full Year 2017

Weighted average number of shares (basic)	218,999,367	158,166,534	191,994,398	158,166,534
Proportionate EBITDA	0.50	0.60	1.35	1.86

All figures, except for Proportionate EBITDA, have been prepared under IFRS as adopted by the EU (International Financial Reporting Standards) and have not been audited nor reviewed by the statutory auditor.

PRESS RELEASE Regulated information Thursday 24 January 2019 – 08.00 a.m. CET _________________________________

For the fourth quarter of 2018, the Company had a net profit of USD 0.1 million or USD 0.00 per share (fourth quarter 2017: a net profit of USD 19.4 million or USD 0.12 per share). Proportionate EBITDA (a non-IFRS measure) for the same period was USD 108.5 million (fourth quarter 2017: USD 95.7 million).

The earnings of the fourth quarter were affected by a number of exceptional non-cash items:
-	The Company recorded a capital loss of USD 3 million on the Sale of the Suezmax Felicity despite being transacted at values well above market
-
The Company updated its assessment of the bargain purchase gain considering information that became available during Q4 2018 and provided additional insights as to certain elements that existed on June 12, 2018, the day Euronav acquired Gener8 Maritime:

o
The New York Gener8 office was sublet at lower rates than the current contract until the end of the lease in September 2025. This provided additional information as to the fair value of the lease agreement on June 12, 2018 and which resulted in a decrease of USD 5.3 million of the bargain purchase gain initially recognised.

o
The technical inspection of certain vessels led management to reduce the fair value of the two LR1, Companion (72,768 dwt – 2004) and Compatriot (72,678 dwt – 2004) by a total of USD 6 million for those two vessels.

o	The completion of the analysis and the receipt of additional information related to certain old claims resulted in the write off of the related receivables for a total of USD 1.9 million.
-	Due to larger than anticipated changes in the yield curve the Company recorded a USD 0.5 million charge for marked to market valuations on interest rate swap positions inherited from Gener8 Maritime.

The average daily time charter equivalent rates (TCE, a non IFRS-measure) can be summarized as follows:

In USD per day	Fourth quarter 2018	Fourth quarter 2017	Full Year 2018	Full Year 2017
VLCC
Average spot rate (in TI pool)*	34,959	25,889	23,035	28,119
Average time charter rate**	31,797	35,399	33,338	39,629
SUEZMAX
Average spot rate***	20,553	15,891	15,783	18,085
Average time charter rate**	40,256	21,417	30,481	22,131

*Euronav owned ships in TI Pool
**Including profit share where applicable
***Excluding technical offhire days

PREPARATION FOR IMO 2020

Euronav wholeheartedly embraces the IMO 2020 regulations – we want to adopt the new regulation properly, universally and without delay. Euronav continues to work closely with suppliers and producers on alternative mechanisms in which to capture volatility in the prices and differentials between HFO and LSFO and retains a very strong balance sheet providing optionality and flexibility to address the challenges of implementing IMO 2020. Furthermore, the company notes that an increasing number of jurisdictions have decided to ban Open-Loop scrubbers in order to preserve the environment where it can easily be regulated. For further details on our positioning and preparation please visit the investor section at our website www.euronav.com.

SHARE REPURCHASES

As part of our capital allocation strategy, Euronav has the option of buying our own shares back should the management and Board believe there is a substantial value disconnect between the share price and the real value of the Company. This return of capital is in addition to the fixed dividend of USD 0.12 per share paid each year.

The company started buying back shares on 19 December 2018 and has announced share buybacks on 2 January 2019, 10 January 2019 and 21 January 2019, with a total of 1,419,629 shares.

Euronav may continue to buy back its own shares opportunistically. The extent to which it does and the timing of these purchases, will depend upon a variety of factors, including market conditions, regulatory requirements and other corporate considerations.

EURONAV TANKER FLEET & CAPITAL EXPENDITURES

Euronav has no outstanding capital commitments beyond usual maintenance expenditures associated with our dry docking schedule and the installation of ballast water treatment over the next 5 years on the ships that do not currently have such system already in place.

As announced on 15 January 2019 the Company sold the Suezmax Felicity (2009 - 157,667 dwt). A capital loss on the sale of approximately USD 3.0 million was recorded in Q4 2018. The cash generated on this transaction after repayment of debt is USD 21.1 million. The vessel has been delivered to her new owners and will be converted into an FPSO and therefore leave the worldwide trading fleet. It has been presented as asset held for sale at year-end.

The LR1 Companion (2004 – 72,749 dwt) was sold during the quarter to another shipping company. The vessel came as part of the Gener8 transaction and was a non-core asset. A capital loss on the sale of approximately USD 0.2 million was recorded in Q4 2018.

TANKER MARKET

The usual Q4 seasonal uplift was augmented by returning OPEC barrels, rising US exports and record Chinese imports, incentivized by the 35% fall in the price of crude during Q4. Chinese imports hit 10m barrels per day for the first time in November and December. US China trade tensions have largely bypassed oil markets as US crude exports to China have diverted to similar ton mile destinations, e.g. South Korea, Japan and Taiwan. More recently direct US crude exports to China have restarted.

Asset prices were firm during the quarter with some second hand metrics (10 year old VLCC) rising. Recycling activity understandably slowed during the quarter with higher freight rates but two VLCCs still exited the global fleet bringing a small negative fleet growth for full calendar 2018. The large tanker fleet has matured with the average VLCC age in the global fleet rising 24% to 9,5 years since 2014. This along with restricted access to capital for many operators implies time expired vessels will be a consistent feature going forward, driving a persistent level of recycling activity. This will restrain fleet growth going forward.

Absorption of an above trend order book remains the key challenge for tanker operators during 2019 and specifically during the first half of the year. Whilst a challenging delivery schedule (79 VLCC equivalents), further Iranian VLCCs (14) are expected to exit the global fleet. Preparation for IMO 2020 will also reduce VLCC equivalent capacity given voluntarily dry docking for scrubber retrofitting (20) and US crude export capacity is anticipated to expand as pipeline constraints are lifted from mid-year (10). These factors, supported by a normalized demand (IEA forecast 1.4m bpd) and recycling patterns, imply an order book that is important but manageable.

OUTLOOK

The dynamism within the crude tanker market is likely to remain elevated during 2019, bringing both challenge and opportunity to tanker operators.

Challenges via absorption of the large tanker order book and OPEC led crude supply restrictions will bite during the first half of the year. Seasonal trading patterns are also likely to be embellished by IMO motivated activity as the refinery and oil complex adjusts and prepares for the new fuel regulations.

However many opportunities exist from IMO driven disruption reducing capacity, further supply expansion from US exports, a substantially lower spot oil price stimulating demand and re-establishing a (small) contango pricing structure provide supportive factors.

PRESS RELEASE Regulated information Thursday 24 January 2019 – 08.00 a.m. CET _________________________________

Euronav retains flexibility via a strong balance sheet, high exposure to the 2019 tanker market with very limited dry docking activity and anticipates further freight rate recovery during 2019.

So far in the first quarter of 2019, the Euronav VLCC fleet operated in the Tankers International Pool has earned about USD 41,000 and 43% of the available days have been fixed. Euronav's Suezmax fleet trading on the spot market has earned about USD 32,700 per day on average with 36% of the available days fixed.

APPOINTMENTS TO EURONAV EXECUTIVE COMMITTEE

The Euronav Board has approved the appointment of Stamatis Bourboulis and Brian Gallagher to formally join the Executive Committee (ExCo). This takes effect from the 1st of January 2019.

Stamatis Bourboulis new role will be General Manager, Euronav Ship Management (Hellas) Ltd. (ESMH), and member of the Executive Committee.

Brian Gallagher will be Head of Investor Relations and Communications, and member of the Executive Committee. Both will report to the CEO in their roles as members of the Executive Committee.

CONFERENCE CALL
Euronav will host a conference call today at 8 a.m. EDT / 1 p.m. CET today to discuss the results for the fourth quarter of 2018.

The call will be a webcast with an accompanying slideshow. You can find details of this conference call below and on the "Investor Relations" page of the Euronav website at www.euronav.com.

Webcast Information
Event Type:	Audio webcast with user-controlled slide presentation
Event Date:	24 January 2019
Event Time:	8 a.m. EST / 2 p.m. CET
Event Title:	"Q4 2018 Earnings Conference Call"
Event Site/URL:	https://services.choruscall.com/links/euronav190124BklVM7TE.html

Telephone participants may avoid any delays by pre-registering for the call using the following link to receive a special dial-in number and PIN conference call registration link: http://dpregister.com/10127923. Pre-registration fields of information to be gathered: name, company, email.

Telephone participants located in the U.S. who are unable to pre-register may dial in to +1-877-328-5501 on the day of the call. Others may use the international dial-in number +1-412-317-5471.

A replay of the call will be available until 31 January 2019, beginning at 9 a.m. EST / 3 p.m. CET on 24 January 2019. Telephone participants located in the U.S. can dial +1-877-344-7529. Others can dial +1-412-317-0088. Please reference the conference number 10127923.

*
*  *

PRESS RELEASE Regulated information Thursday 24 January 2019 – 08.00 a.m. CET _________________________________

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contact:
Brian Gallagher – Head of IR
Tel: +44 20 78 70 04 36
Email: IR@euronav.com

Announcement of 2018 Final Year results: Wednesday 20 March 2019

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav's owned and operated fleet consists of 2 ULCCs, 43 VLCCs, 25 Suezmaxes, 1 LR1 and 2 FSO vessels (both owned in 50%-50% joint venture).

Regulated information within the meaning of the Royal Decree of 14 November 2007

Condensed consolidated statement of financial position (unaudited)
(in thousands of USD)

	December 31, 2018	December 31, 2017 *
ASSETS

Non-current assets
Vessels	3,520,067	2,271,500
Assets under construction	−	63,668
Other tangible assets	1,943	1,663
Intangible assets	105	72
Receivables	34,765	160,352
Investments in equity accounted investees	42,962	30,595
Deferred tax assets	2,324	2,487

Total non-current assets	3,602,166	2,530,337

Current assets
Trade and other receivables	309,619	136,797
Current tax assets	282	191
Cash and cash equivalents	173,133	143,648
Non-current assets held for sale	42,000	−

Total current assets	525,034	280,636

TOTAL ASSETS	4,127,200	2,810,973

EQUITY and LIABILITIES

Equity
Share capital	239,148	173,046
Share premium	1,702,549	1,215,227
Translation reserve	411	568
Hedging reserve	(2,698)	−
Treasury shares	(14,651)	(16,102)
Retained earnings	335,581	473,622

Equity attributable to owners of the Company	2,260,340	1,846,361

Non-current liabilities
Bank loans	1,425,874	653,730
Other notes	148,166	147,619
Other payables	1,288	539
Employee benefits	4,368	3,984
Provisions	4,288	−

Total non-current liabilities	1,583,984	805,872

Current liabilities
Trade and other payables	87,389	61,355
Current tax liabilities	41	11
Bank loans	134,127	47,361
Other borrowings	60,342	50,010
Provisions	977	3

Total current liabilities	282,876	158,740

TOTAL EQUITY and LIABILITIES	4,127,200	2,810,973

* The Group has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated.

Condensed consolidated statement of profit and loss (unaudited)
(in thousands of USD except per share amounts)

	2018	2017
	Jan. 1 - Dec 31, 2018	Jan. 1 - Dec 31, 2017 *
Shipping income
Revenue	600,024	513,368
Gains on disposal of vessels/other tangible assets	19,138	36,538
Other operating income	4,775	4,902
Total shipping income	623,937	554,808

Operating expenses
Voyage expenses and commissions	(141,416)	(62,035)
Vessel operating expenses	(185,792)	(150,427)
Charter hire expenses	(31,114)	(31,173)
Loss on disposal of vessels/other tangible assets	(273)	(21,027)
Impairment on non-current assets held for sale	(2,995)	−
Depreciation tangible assets	(270,582)	(229,777)
Depreciation intangible assets	(111)	(95)
General and administrative expenses	(66,263)	(46,868)
Total operating expenses	(698,546)	(541,402)

RESULT FROM OPERATING ACTIVITIES	(74,609)	13,406

Finance income	14,929	7,266
Finance expenses	(89,318)	(50,729)
Net finance expenses	(74,389)	(43,463)

Gain on bargain purchase	23,059	−
Share of profit (loss) of equity accounted investees (net of income tax)	15,856	30,082

PROFIT (LOSS) BEFORE INCOME TAX	(110,083)	25

Income tax benefit (expense)	(169)	1,358

PROFIT (LOSS) FOR THE PERIOD	(110,252)	1,383

Attributable to:
Owners of the company	(110,252)	1,383

Basic earnings per share	(0.57)	0.01
Diluted earnings per share	(0.57)	0.01

Weighted average number of shares (basic)	191,994,398	158,166,534
Weighted average number of shares (diluted) **	191,994,398	158,297,057

* The Group has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated.
** At December 31, 2018, 236,590 options were excluded from the diluted weighted average number of ordinary shares calculation because their effect would have been anti-dilutive.

Condensed consolidated statement of comprehensive income (unaudited)
(in thousands of USD)

	2018	2017
	Jan. 1 - Dec 31, 2018	Jan. 1 - Dec 31, 2017 *

Profit/(loss) for the period	(110,252)	1,383

Other comprehensive income, net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	120	64

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	(157)	448
Cash flow hedges - effective portion of changes in fair value	(2,698)	−
Equity-accounted investees - share of other comprehensive income	(459)	483

Other comprehensive income, net of tax	(3,194)	995

Total comprehensive income/(loss) for the period	(113,446)	2,378

Attributable to:
Owners of the company	(113,446)	2,378

* The Group has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated.

Condensed consolidated statement of changes in equity (unaudited)
(in thousands of USD)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2017	173,046	1,215,227	120	−	(16,102)	515,665	1,887,956

Profit (loss) for the period	−	−	−	−	−	1,383	1,383
Total other comprehensive income	−	−	448	−	−	547	995
Total comprehensive income/(loss)	−	−	448	−	−	1,930	2,378

Transactions with owners of the company
Dividends to equity holders	−	−	−	−	−	(44,286)	(44,286)
Equity-settled share-based payment	−	−	−	−	−	313	313
Total transactions with owners	−	−	−	−	−	(43,973)	(43,973)

Balance at December 31, 2017	173,046	1,215,227	568	−	(16,102)	473,622	1,846,361

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2018	173,046	1,215,227	568	−	(16,102)	473,621	1,846,360

Adjustment on initial application of IFRS 15 (net of tax)	−	−	−	−	−	(1,729)	(1,729)
Adjustment on initial application of IFRS 9 (net of tax)	−	−	−	−	−	(16)	(16)
Balance at January 1, 2018 adjusted *	173,046	1,215,227	568	−	(16,102)	471,876	1,844,615

Profit (loss) for the period	−	−	−	−	−	(110,252)	(110,252)
Total other comprehensive income	−	−	(157)	(2,698)	−	(339)	(3,194)
Total comprehensive income/(loss)	−	−	(157)	(2,698)	−	(110,591)	(113,446)

Transactions with owners of the company
Issue of ordinary shares related to business combinations	66,102	487,322	−	−	−	−	553,424
Dividends to equity holders	−	−	−	−	−	(22,629)	(22,629)
Treasury shares acquired	−	−	−	−	(3,955)	−	(3,955)
Treasury shares sold	−	−	−	−	5,406	(3,112)	2,294
Equity-settled share-based payment	−	−	−	−	−	37	37
Total transactions with owners	66,102	487,322	−	−	1,451	(25,704)	529,171

Balance at December 31, 2018	239,148	1,702,549	411	(2,698)	(14,651)	335,581	2,260,340

* The Group has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated but the opening balance of 2018 has been adjusted following the application of IFRS 15 on Revenue Recognition.

Condensed consolidated statement of cash flows (unaudited)
(in thousands of USD)

	2018	2017
	Jan. 1 - Dec 31, 2018	Jan. 1 - Dec 31, 2017 *
Cash flows from operating activities
Profit (loss) for the period	(110,252)	1,383

Adjustments for:	289,461	225,527
Depreciation of tangible assets	270,582	229,777
Depreciation of intangible assets	111	95
Impairment on non-current assets held for sale	2,995	−
Provisions	(42)	(160)
Tax (benefits)/expenses	169	(1,358)
Share of profit of equity-accounted investees, net of tax	(15,856)	(30,082)
Net finance expense	74,389	43,463
(Gain)/loss on disposal of assets	(18,865)	(15,511)
Equity-settled share-based payment transactions	37	313
Amortization of deferred capital gain	(1,000)	(1,010)
Gain on bargain purchase	(23,059)	−

Changes in working capital requirements	(113,902)	22,083
Change in cash guarantees	33	(52)
Change in trade receivables	(23,589)	5,938
Change in accrued income	(6,393)	(1,499)
Change in deferred charges	(3,413)	(3,648)
Change in other receivables	(77,276)	28,773
Change in trade payables	(8,181)	1,165
Change in accrued payroll	(11,000)	1,014
Change in accrued expenses	18,839	(6,727)
Change in deferred income	(2,265)	(3,726)
Change in other payables	(1,304)	18
Change in provisions for employee benefits	647	827

Income taxes paid during the period	(67)	11
Interest paid	(67,209)	(39,595)
Interest received	3,409	636
Dividends received from equity-accounted investees	−	1,250

Net cash from (used in) operating activities	1,440	211,295

Acquisition of vessels	(237,476)	(176,687)
Proceeds from the sale of vessels	26,762	96,880
Acquisition of other tangible assets	(588)	(1,203)
Acquisition of intangible assets	(1)	(11)
Proceeds from the sale of other (in)tangible assets	−	29
Loans from (to) related parties	134,097	40,750
Net cash received from business combinations	126,288	−
Sale of subsidiaries	140,360	−

Net cash from (used in) investing activities	189,442	(40,242)

(Purchase of) Proceeds from sale of treasury shares	(1,661)	−
Proceeds from new borrowings	983,882	526,024
Repayment of borrowings	(1,115,894)	(710,993)
Transaction costs related to issue of loans and borrowings	(3,849)	(5,874)
Dividends paid	(22,643)	(44,133)

Net cash from (used in) financing activities	(160,165)	(234,976)

Net increase (decrease) in cash and cash equivalents	30,717	(63,923)

Net cash and cash equivalents at the beginning of the period	143,648	206,689
Effect of changes in exchange rates	(1,232)	882

Net cash and cash equivalents at the end of the period	173,133	143,648

of which restricted cash	79	115

* The Group has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated.